UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

CONNECTURE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20786J106

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners Management, L.P.

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Adam D. Phillips, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	Page 2

1	Names of reporting persons: Francisco Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

CUSIP No. 20786J106	Page 3

1	Names of reporting persons: Francisco Partners IV-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

CUSIP No. 20786J106	Page 4

1	Names of reporting persons: Francisco Partners GP IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

CUSIP No. 20786J106	Page 5

1	Names of reporting persons: Francisco Partners GP IV Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

CUSIP No. 20786J106	Page 6

This Amendment No. 7 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” and collectively with FP IV, FP IV-A, FP GP IV and their affiliates, “Francisco Partners”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on May 9, 2016, as amended on June 14, 2016, August 15, 2016, August 26, 2016, September 14, 2016, March 15, 2017 and January 4, 2018. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On April 25, 2018, FP Healthcare Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and an indirect subsidiary of FP Healthcare Holdings, Inc., a Delaware corporation (“Parent”), completed its merger (the “Merger”) with and into the Company, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 4, 2018 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the Effective Time, other than shares held by FP IV and FP IV-A (together, the “FP Investors”) and Chrysalis Ventures II, L.P. and certain of their affiliates (collectively, the “Rollover Investors”), was canceled and ceased to exist and was automatically converted into the right to receive cash in an amount equal to $0.35, without interest (the “Per Share Price”). The Rollover Investors have contributed the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock held by the Rollover Investors (the “Rollover Shares”) to Parent pursuant to a Rollover Agreement that the Rollover Investors entered into on January 4, 2018 (the “Rollover Agreement”). At the Effective Time, each of the Rollover Shares were canceled and ceased to exist and no consideration was paid in respect of such Rollover Shares.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The response set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement and the Rollover Agreement. Except as described herein, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Company’s Common Stock during the last 60 days from the date hereof.

(d) Not applicable.

(e) April 25, 2018.

CUSIP No. 20786J106	Page 7

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

CUSIP No. 20786J106	Page 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2018

FRANCISCO PARTNERS IV, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS IV-A, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV, L.P. By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President